Via EDGAR Submission

October 22, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                 YETI Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-227578)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m. (ET) on October 24, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 15, 2018, through the date hereof:

Preliminary Prospectus dated October 15, 2018:

906 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

By:	/s/ Michael Liloia
	Name:	Michael Liloia
	Title:	Director

MORGAN STANLEY & CO. LLC

By:	/s/ Megan H. Ledyard
	Name:	Megan H. Ledyard
	Title:	Vice President

JEFFERIES LLC

By:	/s/ Michael A. Bauer
	Name:	Michael A. Bauer
	Title:	Managing Director

[Signature Page to Acceleration Request]